

April 6, 2011

Mr. Xin Qiu
President and Director
No. 50 Fengxiang South Road
Jianggao Town, Baiyun District
Guangzhou, P.R. China

       RE: **Heli Electronics Corporation**
               Form 8-K dated March 11, 2011
               Filed April 1, 2011
               File No. 000-53692

Dear Mr. Qiu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K dated March 11, 2011 filed April 1, 2011

Item 4.01 Changes in Registrant's Certifying Accountant.

1.   We note in paragraph four under Item 4.02 that MaloneBailey, LLP, your independent accounting firm resigned on March 11, 2010. Please amend and revise your Form 8-K to include under the caption Item 4.01 all of the information required by Item 304(a)(1) of Regulation S-K

2.	The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

3.	Please also note the requirements of Item 304(b) of Regulation S-K. If there were any material transactions or events similar to those involved in the disagreement (or reportable event) that you accounted for or disclosed differently than your prior accountant would have concluded was required, you should provide all of the disclosures required by Item 304(b) of Regulation S-K.

Exhibit 16:

4.	Please file a letter from your former accountant, indicating whether or not they agree with your disclosures relating to the change in accountants in the Form 8-K.

Item 4.02 Non-reliance on Previously Issued Financial Statements

5.	We note the conclusion of the Board of Directors that the financial statements should not be relied upon was based on statements made by the company's independent accounting firm.

- Please amend the filing to clarify whether the company or its Board of Directors received advisement or notice from your independent accountant that disclosure should be made or action should be taken to prevent future reliance on the previously issued audit report or completed interim review related to previously issued financial statements.
- Indicate the date on which the company or its Board of Directors was advised.
- Provide a description of the information provided by the accountant, including the nature of the "irregularities in the revenue and financial information reported."
- State whether the company or its board of directors discussed with the independent accountant the matters described.

6.	To the extent the company or its Board of Directors received advisement or notice from your independent accountant that disclosure should be made or action should be taken to prevent future reliance on the previously issued audit report or completed interim review related to previously issued financial statements, please provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02 - the independent accountant shall receive no later than the day that the disclosures are filed with us – and request the independent accountant to furnish you as promptly as possible a letter addressed to the Commission stating whether the independent accountant agrees with the statements you made in response to Item 4.02 and, if not, stating the respects in which it does not agree. Please amend your Form 8-K to file that letter from the independent accountant as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dennis Hult, Staff Accountant, at 202 551-3618 or me at 202 551-3671.

Sincerely,

Martin James
Senior Assistant Chief Accountant